4

                                                                  EXHIBIT 20
                                                                  PAGE 1 OF 4

                 HOST MARRIOTT SERVICES REPORTS 13% INCREASE IN
                           FIRST QUARTER 1999 EBITDA

                COMPANY ANNOUNCES CONTRACT AWARDS OF $63 MILLION

BETHESDA, MD, APRIL 22, 1999 -- Host Marriott Services [NYSE:HMS], one of the world's leading food, beverage and retail concessionaires, today reported that revenues for the first quarter of 1999 increased 11% to $308.9 million and operating profit increased 25% to $2.5 million compared to the same quarter in 1998. Earnings before interest, taxes, depreciation, amortization and other non-cash items (EBITDA) grew 13% to $17.3 million for the first quarter of 1999 when compared to the first quarter of 1998. Operating profit and EBITDA margins improved slightly for the first quarter of 1999. In its seasonally low first quarter, the company reported a net loss, before a cumulative effect of a change in accounting for start-up costs, of $4.1 million, or $(0.12) per share for the first quarter of 1999, compared to a net loss of $3.9 million, or $(0.11) per share for the first quarter of 1998. The increase in net loss over the prior year resulted from increased Year 2000 costs combined with higher net interest expense due to increased revolving credit borrowings to fund capital requirements and share repurchases.
         William W. McCarten, President and Chief Executive Officer, noted, "We are making a significant investment in the creation of dramatic new concessions in our business, and we are beginning to see the benefits in our operating results. I am pleased by the strong growth in revenues, operating profits and EBITDA reported for the quarter. We have built momentum early in 1999 with solid performance in our seasonally slow first quarter and are well positioned to achieve our goals for the remainder of the year."
         Airport concession revenues grew by 13%, or $28.8 million in the first quarter of 1999, driven by new contracts, strong growth in revenues per enplaned passenger ("RPE") and moderate growth in passenger enplanements. New contracts, including Miami International Airport and Palm Beach International Airport, generated nearly $11.0 million of the year-over-year revenue growth. Comparable domestic airport revenues were also strong, growing by nearly 9% from an estimated 7% growth in RPE and 2% growth in domestic passenger enplanements for the first quarter of 1999. Operating profit in the

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                                       5
                                                                  EXHIBIT 20
                                                                  PAGE 2 OF 4

airport business line increased by 4%, or $0.7 million during the quarter. The airport operating profit margin declined, reflecting an increase in depreciation related to the company's capital investments to win new contracts, extend existing contracts and introduce new branded restaurants. Higher payroll cost margins due to tight labor markets were offset by improved cost of sales margins.
     Travel plaza revenues increased by 4%, or $2.3 million during the first quarter of 1999. Moderate increases in menu prices and the introduction of new branded concepts contributed to the revenue growth for this business line. Solid operating cost management reduced the seasonal operating loss by 27%, or $1.0 million compared to the first quarter of 1998.
     Revenues for the first quarter of 1999 in the shopping mall business line were up 11% over the first quarter of 1998. The opening of a new mall food court in the first quarter of 1999 and the openings of two new mall food courts in late 1998 contributed significantly to the revenue increase. Operating losses for the shopping mall business line increased by $0.5 million in the first quarter of 1999. The operating loss for the first quarter of 1999 resulted from seasonally low customer traffic and start-up inefficiencies related to the opening of three new malls during the previous six months. In the first quarter of 1999, the company adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which required the company to write off any deferred pre-opening costs as of the beginning of the 1999 fiscal year and to expense pre-opening costs as incurred in 1999 and beyond. In adopting the new standard, the company recorded a one-time, after-tax write-off of $0.7 million, or $0.02 per share, in the form of a cumulative effect of adopting a change in accounting principle.
     In the first quarter of 1999, the company incurred and expensed $0.4 million of pre-opening costs, which approximated the amortization of deferred
pre-opening   costs  recorded  in  the  first  quarter  of  1998.
     General and administrative expenses in the first quarter of 1999 include $1.0 million of external Year 2000 costs compared to $0.2 million in the first quarter of 1998. Excluding pre-opening and Year 2000 costs in both 1999 and 1998, operating profit would have increased by 50%, EBITDA would have increased by 21% and the net loss before the accounting change would have been $(0.09) per share, or a $0.01 per share improvement over the prior year.

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
                                       6
                                                                  EXHIBIT 20
                                                                  PAGE 3 OF 4

         In the first quarter, the company successfully extended six contracts with annualized sales of $55 million. Most significant was the five-year contract extension for food and beverage at Terminal IV at the Phoenix Sky Harbor International Airport. The other contract extensions ranged from two to fifteen years in length. The company was also successful in winning a five-year contract for two newly built travel plazas on the Ohio Turnpike with annualized revenues of $8.0 million. The company's existing locations on the turnpike will be closed for renovation by the authority later this year and rebid in early 2000.

                                    * * * * *
Host Marriott Services, with its worldwide headquarters in Bethesda, Maryland, is the leading food, beverage and retail concessionaire at nearly 200 travel and entertainment venues, with approximately 24,000 employees in seven countries around the globe. Host Marriott Services is unique in its custom solutions business approach that combines internationally known brands with regional favorites in airports, travel plazas and shopping malls. Many of the company's concessions are operated under license agreements with branded partners such as Burger King, Starbucks Coffee, Pizza Hut, Chili's, Cinnabon, TCBY "Treats," Sbarro, Taco Bell, Cheers, California Pizza Kitchen, The Cheesecake Factory, Tie Rack and The Body Shop.

NOTES:
In fiscal year 1998, the company changed the calculation of EBITDA to exclude interest income, which is more consistent with industry standards. The 1998 EBITDA has been restated to conform to the 1999 presentation.

The company's results of operations are significantly affected by the various travel and shopping seasons. Customer traffic is generally the strongest in the summer vacation months, particularly from Memorial Day through Labor Day, which has historically produced seasonally strong third quarter earnings. Shopping mall food court customer traffic is generally the busiest during the fall and winter holiday season.

Enplanement statistics were obtained from the Air Transport Association whose member airlines represent over 95% of all passenger traffic in the United States.

This press release contains "forward-looking statements" within the meaning of federal securities laws, including, but not limited to, statements concerning the company's outlook for 1999. These forward-looking statements are subject to numerous risks and uncertainties, including the effects of seasonality, airline and tollroad industry fundamentals, general economic conditions (including the current economic downturn in Asia), government regulation, the potential adverse impact of union labor strikes and the Year 2000 issue on operations, competitive forces within the food, beverage and retail concessions industries, and the availability of cash flow to fund future capital expenditures. Forward-looking statements are inherently uncertain, and investors must recognize that actual results could differ materially from those expressed or implied by the statements. A detailed discussion of these risks and uncertainties is contained in the company's 1998 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

FOR MORE INFORMATION:
MEDIA INQUIRIES:             INVESTOR RELATIONS:          WEBSITE / TELEPHONE:
----------------             -------------------          --------------------
Wendy Watkins:(301)380-7903  Sharon Whiting:(301)380-7215 http://www.hmscorp.com
                                                          1-888-380-HOST
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


                                       7

                                                                  EXHIBIT 20
                                                                  PAGE 4 OF 4

                       HOST MARRIOTT SERVICES CORPORATION
                   CONSOLIDATED OPERATING RESULTS (UNAUDITED)
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                                             TWELVE              TWELVE
                                                                                          WEEKS ENDED         WEEKS ENDED
                                                                                           MARCH 26,           MARCH 27,
                                                                                              1999              1998 (A)
   ------------------------------------------------------------------------ -- ------- -------------------- ------------------
   OPERATING SUMMARY
   REVENUES                                                                                      $  308.9           $  277.3

   OPERATING COSTS AND EXPENSES                                                                     306.4              275.3
   ------------------------------------------------------------------------ -- ------- -------------------- ------------------

   OPERATING PROFIT                                                                                   2.5                2.0

       Interest expense                                                                              (9.4)              (9.2)
       Interest income                                                                                0.2                0.7
   ------------------------------------------------------------------------ -- ------- -------------------- ------------------

   LOSS BEFORE INCOME TAXES AND CUMULATIVE EFFECT
        OF CHANGE IN ACCOUNTING PRINCIPLE                                                            (6.7)              (6.5)
   Benefit for income taxes                                                                          (2.6)              (2.6)
   ------------------------------------------------------------------------ -- ------- -------------------- ------------------

   LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN
        ACCOUNTING PRINCIPLE                                                                         (4.1)              (3.9)
   Cumulative effect of change in accounting for start-up activities
        (net of related income tax benefit of $0.5 million)                                          (0.7)               ---
   ------------------------------------------------------------------------ -- ------- -------------------- ------------------

   NET LOSS                                                                                      $   (4.8)         $    (3.9)
   ------------------------------------------------------------------------ -- ------- -------------------- ------------------


   LOSS PER COMMON SHARE
        Loss before cumulative effect of change in accounting principle                          $  (0.12)          $  (0.11)
        Cumulative effect of change in accounting for start-up activities                           (0.02)                ---
   ------------------------------------------------------------------------ -- ------- -------------------- ------------------
        Net loss                                                                                 $  (0.14)          $  (0.11)
   ------------------------------------------------------------------------ -- ------- -------------------- ------------------

   Weighted Average Common Shares Outstanding                                                        33.8               34.4

   EBITDA                                                                                         $  17.3            $  15.3
   ------------------------------------------------------------------------ -- ------- -------------------- ------------------

   REVENUES BY BUSINESS LINE
       Airports                                                                                   $ 246.3            $ 217.5
       Travel Plazas                                                                                 57.5               55.2
       Shopping Malls                                                                                 5.1                4.6
   ------------------------------------------------------------------------ -- ------- -------------------- ------------------
          Total revenues                                                                          $ 308.9            $ 277.3
   ------------------------------------------------------------------------ -- ------- -------------------- ------------------

   OPERATING PROFIT (LOSS) BY BUSINESS LINE (B)
       Airports                                                                                   $  20.2            $  19.5
       Travel Plazas                                                                                 (2.7)              (3.7)
       Shopping Malls                                                                                (0.7)              (0.2)
   ------------------------------------------------------------------------ -- ------- -------------------- ------------------
          Total operating profit                                                                 $   16.8           $   15.6
   ------------------------------------------------------------------------ -- ------- -------------------- ------------------

   PERIOD END BALANCE SHEET DATA                                                            MARCH 26,           March 27,
                                                                                              1999                1998
                                                                                       -------------------- ------------------
       Cash and cash equivalents                                                                 $   27.5            $  59.5
       Total assets                                                                                 564.9              530.6
       Borrowings under line-of-credit agreement                                                     15.0                ---
       Long-term debt                                                                               406.1              406.1
   ------------------------------------------------------------------------ -- ------- -------------------- ------------------


(A) Certain minor reclassifications were made to the prior year financial statements to conform to the 1999 presentation.
(B) Before general and administrative expenses and cumulative effect of change in accounting.